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                                                                    EXHIBIT 99.1


(VIVENDI UNIVERSAL LOGO)


                        VIVENDI UNIVERSAL FILES COMPLAINT
                              AGAINST USANI SUB LLC

PARIS, MARCH 17, 2004 - Vivendi Universal, S.A. [PARIS BOURSE: EX FP; NYSE: V] announced today that it has filed a complaint against USANi Sub LLC, a subsidiary of InterActiveCorp, in the Court of Chancery of the State of Delaware for a declaratory judgment that certain covenants under the Vivendi Universal Entertainment Partnership Agreement are defeased upon posting of letters of credit in favor of USANi, and for an order that USANi must accept the letters of credit posted by Vivendi.

The dispute arises out of USANi's refusal to accept the form of the letters of credit, although required to do so by the VUE Partnership Agreement. The defeasance of the covenants is a condition to the closing of the sale of Vivendi's interests in VUE to NBC, a subsidiary of General Electric. Vivendi has also sought an expedited trial in order to proceed on schedule with the closing of the VUE - NBC transaction

IMPORTANT DISCLAIMER:

This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that Vivendi Universal will not be able to obtain the necessary approvals for the contemplated transaction, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.
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CONTACTS :

     MEDIA                                               INVESTOR RELATIONS
     PARIS                                               PARIS
     Antoine Lefort                                      Daniel Scolan
     +33 (0) 1 71 71 11 80                               +33 (0) 171 71 32 91
                                                         Laurence Daniel
     Agnes Vetillart                                     +33 (0) 1 71 71 12 33

     +33 (0) 1 71 71 30 82                               NEW YORK

                                                         Eileen McLaughlin
     Alain Delrieu                                       +(1) 212.572.8961

     +33 (0) 1 71 71 10 86


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